Exhibit 6.4

PURCHASE OF VISTA SPECIALITY PHARMACY LLC AGREEMENT

THIS BUSINESS PURCHASE AGREEMENT (the "Agreement") made and entered into this 28th day of June, 2017 (the "Execution Date"),

BETWEEN:

Vista Specialty Pharmacy LLC of 1500 OAKLEY SEAVER DR #3, Clermont, FL 34711

(the "Seller")

OF THE FIRST PART

And

Smart RX Systems Inc. of 5703 Red Bug Lake Road #256, Winter Springs, FL 32708

(the "Purchaser")

OF THE SECOND PART

BACKGROUND:

A.	The Seller is Vista Specialty Pharmacy LLC of 1500 OAKLEY SEAVER DR #3, Clermont, FL 34711 (the "Corporation"), which carries on the business of Pharmacy under the operating name Vista Specialty Pharmacy DBA Key Health Pharmacy in the State of Florida; with 100% ownership by Davian Santana, 4290 South Highway 27, Suite 202, Clermont, FL 34711.

B.	The Seller owns the Corporation and desires to sell the corporation to the Purchaser, subject to any exclusions set out in this Agreement and the Purchaser desires to buy the Corporation.

IN CONSIDERATION of the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

1.	Definitions

1.	The following definitions apply in the Agreement:

a. The "Assets" consists of the following:

i.	All equipment used in carrying on the Corporation.

ii.	All inventory and packaging.

iii.	All interests of the Seller under contracts or agreements relating to the Corporation.

iv.	All books, records and files, relevant to carrying on the Corporation.

v.	The goodwill of the Corporation including the business name.

vi.	All Shares of the Corporation

vi.	ACCOUNTS RECEIVABLE.

And does not include any of the excluded assets as outlined in section C below.

b. "Closing" means the completion of the purchase and sale of the Assets as described in this Agreement by the payment of agreed consideration, and the transfer of title to the Assets.

c. "Excluded Assets" means assets that are owned by the Seller but do not form any part of the Assets for the purpose of this transaction. Excluded Assets will include the following:

i.	Cash items held by the Seller including, but not limited to, cash bank balances, and term deposits.

ii.	Securities held by the Seller including, but not limited to, shares notes, bonds, and debentures.

iii.	Records in the possession of the Seller relating to the excluded assets and corporate and financial records which are not related to carrying on the activities of the Corporation.

d. "Parties" means both the Seller and the Purchaser and "Party" means any one of them.

2.	Sale: Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, and conditions set out in this Agreement, the Seller agrees to sell the Corporation and all Assets to the Purchaser and the Purchaser agrees to purchase the Corporation and all Assets from the Seller.

3.	Purchase Price

The Parties agree that the Purchase Price for the Business will be allocated among the Assets as follows subject to required adjustments that are agreed upon by the Parties:

Business Equipment	$50,000.00
Inventory and packaging	$30,000.00
Outstanding business contracts	$10,000.00
Books, records and files	$5,000.00
Goodwill	$200,000.00
ACCOUNTS RECEIVABLE	$5,000.00
Sub-Total	$300,000.00
State Sales Tax 0% ( )	$0.00
Purchase Price	$300,000.00

4.	The Parties agree to co-operate in the filing of elections under the Internal Revenue Code and under any other applicable taxation legislation, in order to give the required or desired effect to the allocation of the Purchase Price.

5.	Closing: The Closing of the purchase and sale of the Assets will take place on 28th day of June, 2017 (the "Closing Date") at the offices of the Seller or at such other time and place as the Parties mutually agree.

6.	At Closing and upon the Purchaser resolving the Purchase Price in full to the Seller, the Seller will deliver the Assets to the Purchaser. The Seller will deliver to the Purchaser possession of the Business and all Assets, free and clear of any liens, charges, rights of third parties, or any other encumbrances, except those attached as a result of the Purchaser's actions.

7.	At Closing and upon the Purchaser resolving the Purchase Price in full to the Seller, the Seller will provide the Purchaser with duly executed forms and documents evidencing transfer of the Business and all Assets, where required including, but not limited to, bills of sale, assignments, assurances, and consents. The Seller will also co-operate with the Purchaser as needed in order to affect the required registration, recording, and filing with public authorities of the transfer of ownership of the Business and Assets to the Purchaser.

8.	Payment

The Purchase Price for the Assets will be paid by the Purchaser in a lump sum payment of $150,000.00 US Dollars in the form of a certified check, a wire transfer, or a bank draft of immediately available funds and by a promissory note (the "Promissory Note") in the form attached, in the amount of $150,000 US Dollars made out to the Seller. In addition, the Seller and the Buyer have agreed that the Seller will continue to pay wages, taxes, and Benefits for One Pharmacist and One Pharmacist technician till December 31, 2017, and, the Buyer will pay to the Seller an additional $97,800 actual wages, taxes, and benefits for the period ending 12/31/2017.

9.	The Purchaser is responsible for paying all applicable taxes, including federal sales tax, state sales tax, duties, and any other taxes or charges payable that are necessary to give effect to the transfer of the Assets from the Seller to the Purchaser.

10.	Seller's Representations and Warranties

The Seller represents and warrants to the Purchaser that:

a.	The corporate Seller, Vista Specialty Pharmacy, LLC. has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations. The execution and delivery of this Agreement, and this transaction has been duly authorized by all necessary corporate action on the part of the Seller.

b.	The Seller is the absolute beneficial owner of the Assets, with good and marketable title, free and clear of any liens, charges, encumbrances or rights of others. The Seller is exclusively entitled to possess and dispose of the Assets.

c.	The Seller is a resident of the United States for the purposes of the Internal Revenue Code.

d.	The Corporation has withheld all amounts required to be withheld under income tax legislation and has paid all amounts owing to the proper authorities.

e.	The Corporation will not hire any new employees, or substantially change the role or title of any existing employees, provide unscheduled or irregular increases in salary or benefits to employees, or institute any significant changes to the terms of any employees' employment, after December 31,2017, unless the Purchaser provides written consent.

f.	The Corporation has filed all tax reports and returns required in the operation of the Corporation and has paid all taxes owed to all taxing authorities, including foreign taxing authorities, except amounts that are being properly contested by the Seller, the details of this contest having been provided to the Purchaser. NOTE: (Seller has disclosed he has not filed 2015 and 2016 Tax returns and will file the tax returns by September 2017.)

11.	The representations and warranties given in this Agreement are the only representations and warranties. No other representation or warranty, either expressed or implied, has been given by the Seller to the Purchaser, including, without limitation, any representations or warranties regarding the merchantability of the Assets or their fitness for a particular purpose.

12.	The Seller warrants to the Purchaser that each of the representations and warranties made by it is accurate and not misleading at the Closing Date. The Seller acknowledges that the Purchaser is entering into this Agreement in reliance on each warranty and representation.

13.	Purchaser's Representations and Warranties:

The Purchaser represents and warrants to the Seller the following:

a.	The Purchaser has full legal authority to enter into and exercise its obligations under this Agreement.

b.	The corporate Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement, and this transaction has been duly authorized by all necessary corporate action on the part of the corporate Purchaser.

c.	The Purchaser has funds available to pay the full Down Payment Of $150,000 and any expenses accumulated by the Purchaser in connection with this Agreement and the Purchaser has not incurred any obligation, commitment, restriction, or liability of any kind, absolute or contingent, present or future, which would adversely affect its ability to perform its obligations under this Agreement.

d.	The Purchaser has not committed any act or omission that would give rise to any valid claim relating to a brokerage commission, finder's fee, or other similar payment.

e.	The Purchaser is a resident of the United States for the purposes of the Internal Revenue Code.

f.	This Agreement has been duly executed by the Purchaser and constitutes a legal and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

g.	The Purchaser has no knowledge that any representation or warranty given by the Seller in this Agreement is inaccurate or false.

h.	The Purchaser will continue to pay for IT services till they decide to cancel the services.

i.	The purchaser will continue to be liable for all lease payments for the Pharmacy space after the closing date till the lease expires and a new lease is created (SEE EXHIBIT A- LEASE AGREEMENTS) Current Lease and Lake Medical Properties

j.	The purchaser will pay the monthly phone services till cancelled by the purchaser

k.	The purchaser will immediately open a new bank account upon closing

14.	The representations and warranties given in this Agreement are the only representations and warranties. The Purchaser has given no other representation or warranty, either expressed or implied, to the Seller.

15.	The Purchaser warrants to the Seller that each of the representations and warranties made by it is accurate and not misleading at the date of Closing. The Purchaser acknowledges that the Seller is entering into this Agreement in reliance on each warranty and representation.

16.	Where the Seller has a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, the Purchaser will have no liability to the Seller unless the Seller provides notice in writing to the Purchaser containing full details of the claim on or before the third anniversary of the Closing Date.

17.	Where the Seller has a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, and the Seller is entitled to recover damages from a third party then the amount of the claim against the Purchaser will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Seller in recovering the amount from the third party.

18.	Conditions Precedent to be Performed by the Purchaser:

The obligation of the Seller to complete the sale of the Corporation and its Assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Purchaser, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Seller and may be waived by the Seller entirely or in part:

a.	All of the representations and warranties made by the Purchaser in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Purchaser will obtain or complete all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or any governmental or public body, required of the Purchaser in connection with the execution of this Agreement.

c.	The Purchaser will execute and deliver the Promissory Note to the Seller.

19.	Conditions Precedent to be Performed by the Seller:

The obligation of the Purchaser to complete the purchase of the Corporation and its assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Seller, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Purchaser and may be waived by the Purchaser entirely or in part:

a.	All of the representations and warranties made by the Seller in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Seller will obtain and complete any and all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or governmental or public body that are required of the Seller for the proper execution of this Agreement and transfer of the Assets to the Purchaser.

c.	No substantial damage to or alteration of the Assets that would adversely affect

20.	Either Party fails to satisfy any condition precedent as set out in this Agreement on or before the Closing Date and the opposite Party does not waive that condition precedent, then this Agreement will be null and void and there will be no further liability as between the Parties.

23.	Non-Solicitation

The Seller agrees that after 12/31/2017, any attempt to encourage or induce employees, directors, agents or contractors to leave their jobs with the Corporation would be harmful and damaging to the Purchaser. The Seller further agrees that any attempt on the part of the Seller to interfere with the Purchaser's relationship with employees, directors, agents, contractors, vendors or service providers of the Corporation would be harmful and damaging to the Purchaser.

24.	The Seller agrees that during the term of this Agreement and for a period of two years after 12/31/2017, the Seller will not in any way directly or indirectly:

a.	Induce or attempt to induce any employee, director, agent, contractor or other service provider of the Purchaser to quit employment or retainer with the Purchaser;

b.	Otherwise interfere with or disrupt the Purchaser's relationship with its employees, directors, agents, contractors or other service providers;

c.	Discuss employment opportunities or provide information about competitive employment to any of the Purchaser's employees, directors, agents, contractors or other service providers; or

d.	Solicit, entice, or hire away any employee, director, agent, contractor or other service provider of the Purchaser.

Non-Competition

25.	For a period of five years (5) (the "Non-Competition Period") after the Closing Date, the Seller will not, either individually or in conjunction with any other person or business entity or in any other manner whatsoever, have interest in, enter employment with, lend money to, advise or permit its name to be associated with any Pharmacy business similar to or in competition with the Purchaser within a 50 mile radius of the Business.

26.	If the Non-Competition Period is determined to be void or unenforceable by a court of competent jurisdiction then it is the intent of the Parties that the Non-Competition Period be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable. The Seller agrees that the Non-Competition Period is reasonable and all defenses to the enforcement of the Non-Competition Period are waived by the Seller.

27.	Non-Assumption of Liabilities

It is understood and agreed between the Parties that the Purchaser is not assuming and will not be liable for any of the liabilities, debts or obligations of Davian Santana arising out of the ownership or operation of the Corporation prior to and including the Closing Date.

28.	The Seller will indemnify and save harmless the Purchaser, its officers, directors, employees, agents and shareholders from and against all costs, expenses, losses, claims, and liabilities, including reasonable legal fees and disbursements, or demands for income, sales, excise or other taxes, suffered or incurred by the Purchaser or any of the above mentioned persons arising out of the ownership or operation of the Corporation prior to and including the Closing Date.

29.	Transfer of Third Party Contracts

30.	This Agreement should not be construed as an assignment of any third party contract from the Seller to the Purchaser if the assignment would be a breach of the third party contract.

31.	The Purchaser will be solely responsible for acquiring new contracts with third parties where the existing contracts are not legally assignable from the Seller to the Purchaser.

32.	Notwithstanding any other provision in this Agreement to the contrary, the Seller will not be liable for any losses, costs or damages of any kind including loss of revenue or decrease in value of the Corporation resulting from the failure of the Purchaser to acquire any third party contracts.

33.	Notices

Any notices or deliveries required in the performance of this Agreement will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in this Agreement or as the Parties may later designate in writing.

34.	Expenses/Costs

The Parties agree to pay all their own costs and expenses in connection with this Agreement.

35.	Confidentiality

The Seller and the Purchaser will hold confidential all information (the "Confidential Information") pertaining to this Agreement including, but not limited to, the terms of this Agreement, the Purchase Price, the Parties to this Agreement, and the subject matter of this Agreement as well as any written or oral information obtained about the respective Parties that is not currently in the public domain. Confidential Information will not include the following:

a.	Information generally known in the respective industries of the Purchaser and the Seller.

b.	Information that enters the public domain through no fault of the Purchaser or the Seller.

c.	Information that is independently created by the Purchaser or the Seller respectively without direct or indirect use of information obtained during the course of negotiations for this Agreement.

d.	Information that is rightfully obtained by the Purchaser or the Seller from a third party who has the right to transfer or disclose the information.

36.	The Seller and the Purchaser may disclose any Confidential Information relating to this Agreement to any of its employees, agents and advisors where there is a need to know in relation to this Agreement and where the personnel agree to be legally bound by the same burdens of confidentiality.

37.	The Seller agrees to indemnify the Purchaser against any and all harm suffered by the Purchaser for any breach of confidentiality by the personnel of the Seller.

38.	The Purchaser agrees to indemnify the Seller against any and all harm suffered by the Seller for any breach of confidentiality by the personnel of the Purchaser.

39.	The confidentiality restrictions in this Agreement will continue to apply after the Closing Date of this Agreement without any limit in time.

40.	Mediation and Arbitration

In the event a dispute arises out of or in connection with this Agreement, the Parties will attempt to resolve the dispute through friendly consultation.

41.	If the dispute is not resolved within a reasonable period then any or all outstanding issues may be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of Florida. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the State of Florida.

42.	Severability

The Parties acknowledge that this Agreement is reasonable, valid, and enforceable; however, if any part of this Agreement is held by a court of competent jurisdiction to be invalid, it is the intent of the Parties that such provision be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected or invalidated as a result.

43.	Where any provision in this Agreement is found to be unenforceable, the Purchaser and the Seller will then make reasonable efforts to replace the invalid or unenforceable provision with a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the original invalid or unenforceable provision.

44.	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the State of Florida.

45.	Jurisdiction

The courts of the State of Florida are to have jurisdiction to settle any dispute arising out of or in connection with this Agreement.

46.	General Provisions

This Agreement contains all terms and conditions agreed to by the Parties. Statements or representations which may have been made by any Party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value to either Party. Only the written terms of this Agreement will bind the Parties.

47.	This Agreement may only be amended or modified by a written instrument executed by all of the Parties.

48.	A waiver by one Party of any right or benefit provided in this Agreement does not infer or permit a further waiver of that right or benefit, nor does it infer or permit a waiver of any other right or benefit provided in this Agreement.

49.	This Agreement will not be assigned either in whole or in part by any Party without the written consent of the other Party.

50.	This Agreement will pass to the benefit of and be binding upon the Parties' respective heirs, executors, administrators, successors, and permitted assigns.

51.	The clauses, paragraphs, and subparagraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

52.	All of the rights, remedies and benefits provided in this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law or equity.

53.	Time is of the essence in this Agreement.

54.	This Agreement may be executed in counterparts.

55.	Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 28th day of June, 2017.

Vista Specialty Pharmacy LLC (Seller)

Per:	/s/ Davian Santana	(SEAL)

Smart RX Systems Inc. (Purchaser)

Per:	/s/ Sandeep Mathow	(SEAL)

SRXS accepts the Lake Medical Properties, LLC (5/23/2017) Lease and agrees to assume the lease. The lease shall include a buildout at no cost to Lessee.

/s/ Davian Santana